49

03007970

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jardine Strategic Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2003
THOMSON FINANCIAL

FILE NO. 82- 3085 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 4/10/03

Jardine Strategic

Annual Report 2002

Jardines

CONTENTS

Jardine Strategic is a holding company with its principal interests in Jardine Matheson, Hongkong Land, Dairy Farm, Mandarin Oriental and Cycle & Carriage. Its policy is to take strategic stakes in multinational businesses, particularly those with an Asian focus, and to support their expansion. It also complements these interests with smaller positions in quality businesses with existing or potential links with the Group.

Jardine Strategic is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. In addition, it has a sponsored American Depositary Receipt programme.

Jardine Matheson Limited, which operates from Hong Kong, acts as General Manager to the Company and provides management services to the Group companies. It makes available senior management and provides financial, legal, human resources and treasury support services to the Group's subsidiary undertakings and associates.

Jardine Strategic Holdings Limited
Jardine House
Hamilton
Bermuda

Highlights

- **Underlying earnings per share up 74%**
- **Hongkong Land portfolio facing weak demand**
- **Holding in Cycle & Carriage increased to over 50%**
- **Strong recoveries at Dairy Farm and Astra**
- **Astra strengthened by debt restructuring and rights issue**

- **Results**

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties		
Change %	2001 US$m	**2002** US$m		**2002** US$m	2001 US$m	Change %
(26)	5,152	**3,806**	Revenue	**3,806**	5,152	*(26)*
72	123	**212**	Underlying net profit	**232**	137	*68*
100+	32	**379**	Net profit/(loss)	**19**	(181)	*N/A*
7	2,107	**2,245**	Shareholders' funds	**3,402**	3,639	*(7)*
%	US¢	US¢		US¢	US¢	%
78	18.48	**32.88**	Underlying earnings per share	**35.94**	20.70	*74*
100+	4.80	**58.82**	Earnings/(loss) per share	**2.92**	(27.21)	*N/A*
–	14.50	**14.50**	Dividends per share	**14.50**	14.50	–
%	US$	US$		US$	US$	%
1	4.88	**4.95**	Net assets per share*	**4.95**	4.88	*1*

*Based on the market price of the Company's holdings.

The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS'), which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in Highlights, Chairman's Statement, Segmental Information, Operating Review, Financial Review and Five Year Summary are based on this supplementary financial information unless otherwise stated.

Chairman's Statement

The Group's subsidiaries and affiliates performed well in 2002 despite the economic uncertainty that was prevalent throughout much of the year. The principal strategic achievement was the transformation of our interests in Southeast Asia through our increased investment in Cycle & Carriage and the refinancing of its affiliate, Astra.

Results

Jardine Strategic recorded excellent growth in earnings in 2002 with underlying profit increasing 68% to US$232 million. Underlying earnings per share increased by 74% to US¢35.94.

Our financial statements are prepared in conformity with International Financial Reporting Standards, which require the revaluation of investment properties to be taken through the profit and loss account, rather than directly to reserves. In 2002, the negative impact of non-cash movements in valuations, primarily in Hongkong Land, was partly offset by gains from disposals including Dairy Farm's sale of its New Zealand business. The resulting net profit at US$19 million, or US¢2.92 per share, fell well short of underlying earnings, but compared favourably with net loss of US$181 million, or US¢27.21 per share, recorded in 2001 when the result was similarly affected by negative movements in property valuations.

Net asset value per share, based on the market price of the Company's holdings, recorded a modest increase, rising 1% to US$4.95 at the year end.

The Board is recommending a final dividend of US¢9.90 per share, which, together with the interim dividend of US¢4.60 per share, gives an unchanged dividend for the full year of US¢14.50 per share.

Operating cash flows were strong throughout nearly all our businesses. These were augmented by disciplined management of capital expenditure and working capital, as well as by some well-timed asset disposals.

There was a continued strong recovery across the board at Dairy Farm, including an improvement in its Hong Kong supermarkets. The performance of Cycle & Carriage benefited from significantly increased earnings in Astra, its Indonesian affiliate, which traded well and enjoyed a welcome period of exchange rate stability. Mandarin Oriental, suffering from the poor conditions of the international travel industry, did well to improve its earnings.

Within Jardine Matheson's directly held interests, Jardine Pacific's diversified mix of business produced a satisfactory overall result, but Jardine Motors Group felt the impact of lower margins in Hong Kong caused by weaker markets and changed trading terms with Mercedes-Benz. Jardine Lloyd Thompson improved its market share and yet again achieved record earnings.

Hongkong Land had the most difficult year of our principal affiliates, experiencing reduced rents and asset values in a Central District property market badly affected by problems in the global financial sector. However, the company managed to contain its profit decline, chiefly by obtaining a good share of new lettings in Hong Kong, and its profit contribution to the Group rose marginally due to our increased shareholding.

Corporate Developments

A series of initiatives were undertaken to reshape our interests in Southeast Asia, including a US$137 million Partial Offer for Cycle & Carriage, which increased our holding to over 50%. We also made a 'chain principle' offer for the minority interests in Cycle & Carriage's 60%-held subsidiary, MCL Land. The acceptances received were subsequently sold to Cycle & Carriage, helping it to increase its stake in MCL Land to 66%.

Our Partial Offer for Cycle & Carriage was itself in response to the strategic decision made by Edaran Otomobil Nasional, in which we have a 19% stake, to focus on its core Malaysian motor retail operations. To help achieve this goal EON decided to divest its 21% shareholding in Cycle & Carriage, part of which we acquired in the Partial Offer, and to list its banking operation. EON intends to distribute to its shareholders its remaining Cycle & Carriage shares.

The complex financial restructuring necessary to reduce the burden imposed on Astra by its foreign currency debt was successfully achieved. Creditor approval was received in December 2002, and Astra's shareholders subsequently endorsed the proposals, which included a US$158 million equivalent rights issue in January 2003. Cycle & Carriage participated fully in the issue, and used the opportunity to increase its stake in Astra to over 34%.

The effect of these actions has been to consolidate the Group's interest in Cycle & Carriage, while maintaining its status as one of Singapore's principal listed companies. Cycle & Carriage has, in turn, given full support to the restructuring of Astra's balance sheet, and is well placed to support Astra's development as a major Indonesian company with a potentially outstanding future.

Dairy Farm sold its New Zealand business in June to concentrate on the development of its Asian retail network. In Malaysia, Singapore and Indonesia the company is successfully combining its international retailing skills with an understanding of the needs of the local consumer in the development of its hypermarket format. The company is also expanding elsewhere in the region. In 2002, Dairy Farm deployed some of its cash surplus in repurchasing 177 million shares, and is now offering to repurchase a further 11% of its share capital by way of a tender offer.

Hongkong Land's new flagship property Chater House was successfully opened in the second half of the year. More recently, the company announced an important upgrading of its Landmark complex, including a new exclusive hotel to be managed by Mandarin Oriental.

Mandarin Oriental continued its expansion strategy with major new properties under development in New York, Washington and Tokyo.

Finally, the Group continued its strategy of purchasing or repurchasing shares in Group companies where favourable opportunities presented themselves. The Company now holds 69% of Dairy Farm following that company's 10% share repurchase tender offer, as well as 72% of Mandarin Oriental and 50% of Cycle & Carriage. Jardine Matheson's interest in the Company also rose to 79%. This strategy played a valuable part in enhancing earnings per share.

Prospects

The economic outlook for 2003 remains uncertain, and Hongkong Land in particular is likely to experience further declines in earnings as demand remains weak in its core market. Our businesses, however, remain financially strong and by pursuing active development programmes are providing the basis for future profit growth.

Henry Keswick
Chairman

26th February 2003

Jardine Strategic

Hongkong Land

A major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. Hongkong Land also develops high quality property and infrastructure projects in Asia. (41%)

Dairy Farm

A leading listed pan-Asian retail group operating some 2,300 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (69%)

MANDARIN ORIENTAL THE HOTEL GROUP

A listed international hotel investment and management group with a portfolio of 22 deluxe and first class hotels worldwide, including four under development. (72%)

CYCLE & CARRIAGE

A leading Singapore-listed company with its principal interests in: motor vehicles; property investment and development; and a 34% strategic stake in Astra, one of Indonesia's largest conglomerates. (50%)

(Attributable interests of Jardine Strategic as at 6th March 2003)

Jardine Matheson

An Asian-based conglomerate with a portfolio of interests in leading businesses, held in part through its 79% stake in Jardine Strategic. (51%)

Jardine Pacific

Jardine Pacific's select portfolio of businesses represents a significant number of the Group's non-listed interests in the Asia-Pacific region. (100%)

Jardine Motors Group

Engaged in the distribution, sales and service of motor vehicles, Jardine Motors Group has operations in Asia, the United Kingdom and the United States. (100%)

JARDINE LLOYD THOMPSON Group plc

A leading listed provider of risk solutions and insurance services, combining specialist skills in the London insurance market with an international network. (32%)

(Attributable interests of Jardine Matheson as at 6th March 2003)

Segmental Information

Net Profit/(Loss) and Shareholders' Funds

	Net profit/(loss)				Shareholders' funds			
	2002		2001		**2002**		2001	
	US$m	%	US$m	%	US$m	%	US$m	%
Jardine Matheson*	**45**	***19***	45	*33*	**506**	***15***	557	*15*
Hongkong Land	**88**	***38***	85	*62*	**1,884**	***55***	2,318	*64*
Dairy Farm	**66**	***28***	19	*14*	**656**	***19***	428	*12*
Mandarin Oriental	**17**	***7***	5	*4*	**640**	***19***	586	*16*
Cycle & Carriage	**49**	***21***	20	*15*	**327**	***10***	122	*3*
Other holdings	**12**	***6***	12	*8*	**221**	***6***	345	*10*
Corporate	**(45)**	***(19)***	(49)	*(36)*	**(832)**	***(24)***	(717)	*(20)*
	232	***100***	137	*100*	**3,402**	***100***	3,639	*100*
Non-recurring items	**(213)**	–	(318)	–				
	19	***100***	(181)	*100*				

*Excluding Jardine Strategic and its subsidiary undertakings and associates.

Market Value Basis Net Assets

	2002		2001	
	US$m	%	US$m	%
Jardine Matheson	**860**	***28***	775	*24*
Hongkong Land	**1,263**	***41***	1,723	*54*
Dairy Farm	**978**	***31***	669	*21*
Mandarin Oriental	**383**	***12***	291	*9*
Cycle & Carriage	**238**	***8***	115	*4*
Other holdings	**221**	***7***	345	*11*
Corporate	**(833)**	***(27)***	(724)	*(23)*
	3,110	***100***	3,194	*100*
Net assets per share (US$)	**4.95**		4.88	

'Market value basis net assets' are calculated based on the market price of the Company's holdings, with the exception of the holding in Jardine Matheson which has been calculated by reference to the market value of US$3,839 million *(2001: US$3,620 million)* less the market value of Jardine Matheson's interest in the Company.

Net assets per share are calculated on 'market value basis net assets' of US$3,110 million *(2001: US$3,194 million)* and on 628 million *(2001: 654 million)* shares outstanding at the year end which excludes the Company's share of the shares held by Jardine Matheson of 419 million *(2001: 407 million)* shares.

Operating Review

Jardine Matheson is a holding company with extensive operations in trading and services through Jardine Pacific; distribution, sales and service of motor vehicles through Jardine Motors Group; and specialist insurance broking through Jardine Lloyd Thompson. Through its holding in Jardine Strategic, it has interests in the other Group companies.

	2002 US$m	2001 US$m	Change %
Revenue	**7,398**	9,413	*(21)*
Underlying net profit	**253**	179	*41*
Underlying earnings per share (US¢)	**67.40**	46.32	*46*
Net asset value per share (US$)	**7.76**	7.96	*(3)*

Jardine Matheson produced a profit performance in 2002 that notably exceeded its expectations at the beginning of the year. Its underlying profit was up 41% to US$253 million in the year ended 31st December 2002, and earnings per share, enhanced by the effect of share repurchases, rose 46% to US¢67.40.

Underlying Net Profit
(US$ million)



300
250
200
150
100
50
0
98
99
00
01
02

Looking forward, its businesses are trading well and remain in sound financial health. While there may be weaknesses in some sectors in 2003, opportunities for sustained growth will continue to be pursued. Nevertheless, the global economic and political climates remain uncertain and the current year is therefore one in which to temper optimism with caution.

- **Jardine Pacific** did well to increase its underlying net profit in 2002 by 5% to US$81 million as Hong Kong's economy continued in the doldrums and many others within the region similarly weak. The return on average shareholders' funds, excluding non-recurring items, rose to 16%, up from 14% in 2001.

  Of Jardine Pacific's businesses, HACTL benefited from a 20% increase in throughput at Hong Kong's airport enabling it to enjoy a record year and produce an underlying profit contribution of US$23 million. Jardine Aviation Services and Jardine Shipping Services both continued to perform well. Gammon Skanska, however, experienced a 31% decline in its order book due to exceptionally low levels of activity in the private building sector, and the outlook for 2003 is also difficult. Jardine Schindler's order intake remained stable, and its maintenance portfolio grew by over 900 units, but Jardine Engineering Corporation saw its profit decline. Jardine Restaurants did well to maintain its profit at US$8 million in a competitive market, and, in its first full year as an independent company, EastPoint property management produced a good performance.

Net Asset Value per Share
(US$)



10
8
6
4
2
0
98
99
00
01
02

  Following higher losses recorded at Jardine Logistics the decision was taken to merge the business with that of Hong Kong-listed freight-forwarder, BALtrans, in exchange for a 20% interest in the enlarged business. In further refinements to Jardine Pacific's portfolio, IKEA in Hong Kong and Taiwan was sold to Dairy Farm for US$27 million, producing a profit on sale of US$11 million. The 50% stake in Jardine Salmat was also exchanged for a 4% stake in Salmat Holdings, the Australian joint venture partner.

- **Jardine Motors Group** achieved an underlying net profit of US$39 million, down 23% following a reduced profit in Hong Kong and additional restructuring costs in the United Kingdom. The net profit of US$19 million reflects the non-cash effect of charges for cumulative exchange translation differences arising from the sale of the group's interests in France and closure costs in India.

  In Hong Kong, Zung Fu's sales held up reasonably well in a particularly challenging market, although margins were reduced following a new franchise agreement with DaimlerChrysler. There was a positive contribution from Southern China where the Mercedes-Benz distribution joint venture increased deliveries and Zung Fu expanded its service centre network.

  In the United Kingdom, the Lancaster dealerships produced improved trading results in a strong market, but the overall result suffered from further costs in restructuring the property portfolio and the exit from a shared services business. A resilient luxury car market in the United States produced steady volumes and increased profit in what had been projected to be a difficult year.

  In 2003 Jardine Motors Group is to focus on further strengthening the quality of its customer service in Hong Kong, expanding its network in Southern China and improving the performance of its UK operations.

- **Jardine Lloyd Thompson** achieved record profits again in 2002, reflecting a combination of organic growth, new business wins and efficiently managed operations. The harder insurance market conditions also contributed as clients turned to JLT for solutions to their insurance needs. Turnover in 2002 was £388 million, an increase of 11%, and profit before tax, exceptional items and goodwill amortization grew by 21% to £102 million, based on UK accounting standards.

  In both of the group's main operating areas, Risk & Insurance and Employee Benefits, very creditable results were achieved against the background of demanding operating environments. Risk & Insurance again produced record results for JLT, with new business providing most of the growth impetus; revenue grew by 16% to £314 million. The revenue contribution from Employee Benefits was flat at £75 million due to lower pension review business in the United Kingdom, however, this masked the strong growth in actuarial, consulting and pension administration. Revenue from long-term contracts won in 2002 is beginning to flow, and is expected to show in the results from 2003.

  The significant potential of its two core business sectors, Risk & Insurance and Employee Benefits, provides JLT with the opportunity for continued growth notwithstanding the prevailing uncertain economic and market conditions.

Hongkong Land is a major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. The group also develops high quality property and infrastructure projects in Asia.

	2002 US$m	2001 US$m	Change %
Operating profit excluding non-recurring items	**283**	290	*(2)*
Underlying net profit	**192**	213	*(10)*
Net asset value per share (US$)	**2.23**	2.72	*(18)*

Underlying Net Profit
(US$ million)


450
375
300
225
150
75
0
98
99
00
01
02

Net Asset Value
per Share
(US$)


3
2
1
0
98
99
00
01
02

Hongkong Land's average rents and occupancy levels were under pressure in 2002 as demand remained weak, but the company increased its share of leasing transactions in Central as tenants saw good value in its quality locations and buildings. Underlying earnings for 2002 fell by 10% to US$192 million as net rental income fell by 2% and financing charges rose because of the higher levels of net debt.

The group's annual investment property valuation led to a net valuation deficit of US$988 million, which was charged to the profit and loss account under the International Financial Reporting Standards. This was the main factor in the 18% reduction of shareholders' funds to US$4,957 million, which led to a similar decline in net asset value per share to US$2.23.

Despite the downturn in Hong Kong's office sector, the group continues to invest in its core portfolio. Its new property, Chater House, was successfully completed in 2002, and the anchor tenants in both office and retail were operating before the year end. The renovation of its Alexandra House retail podium is under way, and is expected to be complete and substantially let before the end of 2003. Preparations have also begun for a major renovation of the Landmark complex in the heart of Central. Such projects, each of which adds incremental revenue, are designed to maximize the value of the group's prime assets.

In Singapore, construction of the joint venture development, One Raffles Quay, is well under way, while the wholly-owned One Raffles Link remains fully let and commands a rental premium. Hongkong Land also continues to invest in its residential property business, and progress was made in the construction of Phase I of Central Park in Beijing and of the Belcher's Street site in Hong Kong.

As Hongkong Land's strategy is to focus on its core property businesses, the decision was made to selectively dispose of assets in its infrastructure portfolio over time.

In the near term, rentals and values in the group's core Hong Kong property portfolio will continue to experience downward pressure. However, the medium-term outlook remains favourable with no significant supply in Central from 2004 onwards.

Dairy Farm, a listed company, is a leading pan-Asian retailer. The group, together with its associates, operates some 2,300 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants.

	2002 US$m	2001 US$m	Change %
Sales from continuing operations	**2,987**	2,802	*7*
Underlying net profit	**102**	33	*100+*
Cash flows from operating activities	**286**	158	*81*

Sales from Continuing Operations including Associates
(US$ million)



4,000
3,000
2,000
1,000
0
98
99
00
01
02

Dairy Farm's results achieved a significant improvement from a broadly based increase in earnings despite difficult economic conditions. In 2002, the underlying profit in its continuing operations rose by US$69 million to US$102 million. The result was built on a 7% increase in sales, including associates, to US$4 billion, combined with an overall reduction in the costs.

Dairy Farm has a strong balance sheet and businesses that are well tailored to their individual markets. Its priority is to build its existing operations, with particular emphasis on expanding hypermarkets in Southeast Asia and on the development of businesses in China. To this end, the group sold its subsidiary in New Zealand producing a gain of US$231 million.

The Southeast Asian operations achieved a substantial increase in profit in 2002, largely due to the improved performances in Singapore and Malaysia. Six hypermarkets were opened in Southeast Asia during the year, including the first two in Indonesia. Profits in North Asia also showed significant improvement. Mannings health and beauty stores in Hong Kong had an excellent year, and the performance of Wellcome Hong Kong also improved as the business continued its turnaround.

Underlying Profit Before Interest and Tax
(US$ million)



150
100
50
0
98
99
00
01
02

The expansion of the 7-Eleven network in Guangdong gathered pace, ending the year with 127 outlets, and, in Taiwan, Wellcome increased its stores through acquisition. In December, Dairy Farm entered the South Korean market through a joint venture to operate health and beauty stores. The IKEA home furnishings business in Hong Kong and Taiwan was purchased in October for US$27 million. Maxim's, the Hong Kong restaurant joint venture, produced an improved result and continued to expand its successful Starbucks franchise in Hong Kong, Macau and Shenzhen.

Dairy Farm repurchased some 10% of its share capital in 2002 and, in light of its continuing substantial net cash position of US$400 million, is proposing to offer a further return of value to shareholders by way of a tender offer to repurchase some 11% of its shares.

Mandarin Oriental is an international hotel investment and management group with a portfolio of 22 deluxe and first class hotels worldwide, including four under development. The listed company holds equity in most of its hotels, which include Mandarin Oriental, Hong Kong and The Oriental, Bangkok.

	2002 US$m	2001 US$m	Change %
Combined total revenue of hotels under management	**548**	528	*4*
Profit before interest and tax	**55**	40	*36*
Cash flows from operating activities	**34**	14	*100+*

Underlying Profit Before Interest and Tax (US$ million)


60
50
40
30
20
10
0
98
99
00
01
02

Mandarin Oriental recovered somewhat from the depressed conditions prevailing at the end of 2001 as occupancy levels in most of its key markets improved, but average room rates continued to suffer. Against this challenging environment, most of the group's hotels did well to maintain or improve their competitive position in their local market.

The company's consolidated profit before interest and tax for 2002 was US$55 million, an increase of US$15 million. This result included a US$5 million write-back of development costs for Mandarin Oriental, Washington D.C. following the decision to proceed with the project. Net profit was US$19 million, compared with US$4 million in the previous year.

Revenue per Available Room (US$)


350
300
250
200
150
100
50
0
98
99
00
01
02
Mandarin Oriental Hyde Park, London
The Mark, New York (from acquisition)
Mandarin Oriental, Hong Kong
The Oriental, Bangkok
The Excelsior, Hong Kong

The group's hotels that had opened or re-opened over recent years achieved notable success in 2002. In London, Mandarin Oriental Hyde Park markedly improved its competitive position, with the group's earnings benefiting from an increase in contribution. In Kuala Lumpur and Miami, Mandarin Oriental's hotels have established market-leading positions that have been clearly recognized through industry awards.

Mandarin Oriental remains committed to its strategy of consolidating its position as one of the best global luxury hotel groups, and significant progress was made towards completion of its current investment programme. The group's new 251-room hotel in New York is scheduled to open in late 2003, and construction is also under way on its 400-room hotel in Washington D.C. for completion in 2004. Planning for a 171-room hotel in Tokyo is proceeding well with completion scheduled for 2006. The group will also manage a new 118-room niche luxury sector hotel in Hong Kong's Central District from 2005, which will complement the group's existing flagship, Mandarin Oriental, Hong Kong.

The luxury hotel industry continues to face considerable challenges and no early recovery can be expected. At the same time, the pre-opening expenses of the group's two new US hotels will negatively affect its results in 2003. Nevertheless, Mandarin Oriental's investment programme, combined with the effect of an upturn in the economy, will benefit it over the longer-term.

Cycle & Carriage is a leading Singapore-listed company with its principal interests in: motor vehicles; property investment and development; and a 34% strategic stake in Astra, one of Indonesia's largest conglomerates.

	2002 S$m	2001 S$m	Change %
Revenue (including share of associates and joint ventures)	**4,986**	4,641	*7*
Underlying net profit	**261**	166	*57*
Shareholders' funds	**1,035**	806	*28*

Cycle & Carriage, now 50.2%-held, achieved a satisfactory result in 2002 despite the generally weak economic environment in the region. In particular, Astra's performance benefited from strong demand and a strengthening of the Indonesian currency. Cycle & Carriage's underlying profit rose 57% to S$261 million.

Net profit grew by 92% to S$231 million. The result benefited from a gain recorded on Astra's foreign currency debt caused by the strengthening of the Indonesian Rupiah, compared to a loss in the prior year, and the share of a gain on disposal by Astra, but these were offset by a write-down in the value of MCL Land's investment property, exchange losses on loans to subsidiaries and deferred tax asset write-offs.

Revenue*
(S$ million)


5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02

*Includes share of associates and joint ventures, including Astra from 2000

Underlying earnings from motor vehicle operations fell 18% to S$53 million due to a decline in Singapore's highly competitive market. The Australian motor business recorded a loss due to reduced Hyundai unit sales and margins, while the New Zealand motor operations more than doubled their profits. Growth in the non-national car sector in Malaysia enabled Cycle & Carriage Bintang to increase its sales and profits, but the agreement reached for DaimlerChrysler to take over the Mercedes-Benz distribution rights from January 2003 will have an adverse impact on future profitability.

The contribution from property, excluding exceptional items, increased from S$14 million to S$40 million. There was a good increase in the earnings of 66%-held MCL Land arising from the successful sale of a number of residential developments in Singapore.

Economic stability in Indonesia assisted Astra's strong growth and enabled it to increase its earnings contribution to S$185 million, up 74%. Astra's motor businesses benefited from improved markets, with particularly strong growth in motor cycles, while its agribusiness grew significantly due to the escalation in crude palm oil prices. In December 2002, Astra's creditors approved the restructuring of its debt, which was followed in January 2003 by a S$280 million rights issue, in which Cycle & Carriage participated to the extent of S$135 million. This, together with market purchases, has enabled it to increase its stake in Astra to over 34%.

Underlying Net Profit
(S$ million)


300
250
200
150
100
50
0
98
99
00
01
02

Cycle & Carriage's performance will continue to be influenced in 2003 by the unsettled economic conditions, and the level of its attributable profit will also be affected by the value of the Indonesian Rupiah.

Financial Review

Accounting Policies

The Directors continue to review the appropriateness of the accounting policies adopted by the Group having regard to developments in International Financial Reporting Standards ('IFRS'). Two specific policies have been considered in detail – the valuation of Group properties, including those occupied by businesses but held under leaseholds, and the depreciation of fixed assets used in the business, particularly hotel buildings.

The Group has historically revalued all its properties, whether freehold or leasehold, but, under current IFRS, the ability to carry leasehold properties at a valuation is not permitted. As was explained in the 2001 annual report and on page 20, the Group does not believe that this restriction is appropriate and accordingly the Group has presented supplementary financial information reflecting the revaluation of all properties held on leases. The Group is pleased that the International Accounting Standards Board ('IASB') is now reconsidering this and has proposed that, if leasehold properties are classified as investment properties, they will allow them to be carried at market valuation. The Group would encourage the IASB to consider further changes so that other leasehold properties such as hotels, which have many of the characteristics of an investment property, can also be carried at market valuation.

The Group's policy, as noted above, has been to revalue all properties, including hotels, regularly and, as it also maintains its hotel buildings to a high standard, it has not recorded any depreciation each year on hotels. Given the restriction described above to carrying leasehold hotels at a valuation, and the proposals included in the IAS improvements project regarding rebasing depreciation each year based on current residual values of the assets, the Group has deferred any decisions on the depreciation of hotels and the valuation of leaseholds until this review project is completed.

The figures included in this review are based on the supplementary financial information unless otherwise stated.

Summarized Cash Flow

	2002 US$m	2001 US$m
Operating cash flow of subsidiary undertakings	**291**	102
Dividends from associates and joint ventures	**194**	196
Operating activities	**485**	298
Capital expenditure and investments	**(54)**	202
Cash flow before financing	**431**	500

Results

Underlying earnings per share increased 74% to US¢35.94 reflecting a 68% increase in underlying profit, and the impact of the repurchase of 1.3% own shares during the year. The overall result was negatively impacted by a deficit on the revaluation of investment properties in Hongkong Land, which is required to be charged to the profit and loss account, partly offset by a profit on sale of Woolworths by Dairy Farm.

Underlying operating profit doubled mainly due to a significantly improved performance by Dairy Farm. The Group's share of the underlying results of associates and joint ventures increased by 38% due mainly to good performance in Cycle & Carriage.

The underlying effective tax rate for the year was 24% compared with 31% in 2001.

On an IFRS basis, the net profit for the year was US$379 million and underlying earnings per share were US¢32.88.

Dividends

The Board is recommending an unchanged final dividend of US¢9.90 per share giving a total dividend of US¢14.50 per share for the year.

Cash Flow

Cash flow from operating activities for the year was an inflow of US$485 million, an improvement of US$187 million on the previous year mainly due to improved performance by

Dairy Farm and lower net financing charges. Capital expenditure for the year before disposals amounted to US$525 million and included US$183 million for the purchase of tangible assets of which US$118 million related to Dairy Farm. The Group invested US$299 million in increasing its shareholdings in Group companies. The sale of Woolworths improved cash flow by US$276 million.

During the year, the Company repurchased some 1.3% of its own shares through market transactions at a cost of US$41 million.

Asset Valuation

As described above, the Group's share of the deficit arising from the annual professional revaluation of investment properties in Hongkong Land amounted to US$407 million which has been charged to the profit and loss account. The Group's other properties were also revalued at the year end resulting in a net surplus of US$3 million.

The value of the Group's other investments were remeasured at their fair values at the year end, giving an attributable net deficit of US$46 million which was recognized directly in reserves.

Audit Committee

The Audit Committee comprises Simon Keswick (Chairman), R.C. Kwok and C.G.R. Leach.

The Audit Committee receives reports from the external auditors, reviews issues raised with regard to the interim and annual financial statements and receives regular reports from the internal audit department. The Committee reviews the operation and effectiveness of the Group's internal controls and procedures. Jardine Strategic executive Directors and representatives of the internal and external auditors attend the Committee meetings by invitation.

Risk Management and Treasury Activities

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objectives are to limit exchange and interest rate risks and to provide a degree of certainty about costs. In those businesses with significant net debt, measures are taken to fix the rate of interest paid on a proportion of their borrowings. In respect of overseas acquisitions or expansion, borrowings may be taken in the local currency in order to partially hedge the investment. The investment of the Group's cash resources is managed so as to minimize risk whilst seeking to enhance yield.

In the course of these activities, the Group enters into derivative financial instruments. However, its treasury functions are specifically prohibited from undertaking transactions unrelated to underlying financial exposures.

Net Debt and Capital Employed
(US$ million)


5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02
Net debt
Capital employed

Funding

At the year end, undrawn committed facilities exceeded US$1,200 million. In addition, the Group had available liquid funds in excess of US$780 million. Overall net borrowings, which included US$365 million related to Cycle & Carriage, increased by US$156 million to US$1,099 million, representing 25% of capital employed.

Norman Lyle
Finance Director

26th February 2003

Directors' Profiles

Henry Keswick
CHAIRMAN

Mr. Henry Keswick joined the Board in 1988 and became Chairman in 1989. He is chairman of Jardine Matheson, having first joined the group in 1961, and is a director of Dairy Farm, Hongkong Land and Mandarin Oriental. He is also vice chairman of the Hong Kong Association.

Percy Weatherall
MANAGING DIRECTOR

Mr. Weatherall was appointed as Managing Director in 2000. He has been with the Jardine Matheson group since 1976 during which time he has held several senior executive positions, most recently the chief executive officer of Hongkong Land. He is chairman of Jardine Matheson Ltd, and managing director of Dairy Farm, Hongkong Land, Jardine Matheson and Mandarin Oriental.

Norman Lyle
FINANCE DIRECTOR

Mr. Lyle is a Chartered Management Accountant and joined the Board in 1997. He was formerly the general manager, finance of Zeneca Group. He is a director of Jardine Matheson Ltd, Dairy Farm and Jardine Matheson. He is also chairman of the British Chamber of Commerce in Hong Kong.

Jenkin Hui

Mr. Hui joined the Board in 1999. He is a director of Hongkong Land, Jardine Matheson, Central Development and a number of property and investment companies.

P.L.A. Jamieson

Mr. Jamieson was appointed to the Board in 1990. He joined the Robert Fleming group in 1961 and was managing director of Jardine Fleming in Hong Kong between 1969 and 1975. He retired as deputy chairman of Robert Fleming in 1998. He is a director of Carlisle Companies.

Brian Keelan

Mr. Keelan joined the Board in 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Ltd, Cycle & Carriage, Dairy Farm, Hongkong Land, Jardine Matheson, Mandarin Oriental and MCL Land. Mr. Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Simon Keswick*

Mr. Simon Keswick joined the Board in 1986. He joined the Jardine Matheson group in 1962 and is chairman of Dairy Farm, Hongkong Land and Mandarin Oriental, and a director of Jardine Lloyd Thompson and Jardine Matheson. He is also a director of Hanson and chairman of The Fleming Mercantile Investment Trust.

Dr George C.G. Koo

Dr Koo, a Fellow of the Royal College of Surgeons, joined the Board in 1996. He is the founder and managing director of the Hong Kong Lithotripter Centre and a member of the Political Consultative Committee of Chekiang Province of the People's Republic of China. He is also a director of Dairy Farm.

R.C. Kwok*

Mr. Kwok is a Chartered Accountant and joined the Board in 1987. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Ltd, Dairy Farm, Hongkong Land, Jardine Matheson, Mandarin Oriental and SIIC Medical Science and Technology (Group).

C.G.R. Leach*

Mr. Leach joined the Board in 1987. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking. He is deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land, Jardine Matheson and Mandarin Oriental. He is also a trustee of the British Library.

*Member of the Audit Committee

Company Secretary and Registered Office

C.H. Wilken
Jardine House, 33-35 Reid Street
Hamilton
Bermuda

Consolidated Profit and Loss Account

for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
5,152	**3,806**	1	Revenue	**3,806**	5,152
(3,731)	**(2,710)**		Cost of sales	**(2,709)**	(3,731)
1,421	**1,096**		Gross profit	**1,097**	1,421
71	**108**		Other operating income	**108**	71
(1,109)	**(757)**		Selling and distribution costs	**(757)**	(1,109)
(273)	**(201)**		Administration expenses	**(201)**	(273)
(54)	**(31)**		Other operating expenses	**(31)**	(53)
–	**231**	2	Net profit on disposal of Woolworths in Dairy Farm	**231**	–
38	**5**	3	Net gain on disposal of Franklins' assets in Dairy Farm	**5**	38
94	**451**	4	Operating profit	**452**	95
(100)	**(61)**	5	Net financing charges	**(61)**	(100)
209	**264**		Share of results of associates and joint ventures excluding decrease in fair value of investment properties	**312**	241
(88)	**–**	6	Impairment of assets in Cycle & Carriage	**–**	(88)
(5)	**(10)**		Decrease in fair value of investment properties	**(419)**	(250)
116	**254**	7	Share of results of associates and joint ventures	**(107)**	(97)
110	**644**		Profit/(loss) before tax	**284**	(102)
(74)	**(103)**	8	Tax	**(103)**	(75)
36	**541**		Profit/(loss) after tax	**181**	(177)
(4)	**(162)**		Outside interests	**(162)**	(4)
32	**379**	29	Net profit/(loss)	**19**	(181)
USc	USc			USc	USc
4.80	**58.82**	9	Earnings/(loss) per share	**2.92**	(27.21)
18.48	**32.88**	9	Underlying earnings per share	**35.94**	20.70

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 20.

Consolidated Balance Sheet

at 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			Net operating assets		
72	96	10	Goodwill	96	72
1,041	1,095	11	Tangible assets	1,764	1,692
–	259	12	Investment properties	259	–
362	399	13	Leasehold land payments	–	–
1,910	2,204	14	Associates and joint ventures	3,223	3,305
499	253	15	Other investments	253	499
10	19	16	Deferred tax assets	19	10
42	44	17	Pension assets	44	42
2	12	18	Other non-current assets	12	2
3,938	4,381		Non-current assets	5,670	5,622
–	285	19	Properties for sale	285	–
282	467		Stocks	467	282
174	260	20	Debtors and prepayments	260	174
595	789	21	Bank balances and other liquid funds	789	595
1,051	1,801		Current assets	1,801	1,051
(807)	(996)	22	Creditors and accruals	(996)	(807)
(261)	(427)	23	Borrowings	(427)	(261)
(17)	(34)		Current tax liabilities	(34)	(17)
–	(15)	24	Current provisions	(15)	–
(1,085)	(1,472)		Current liabilities	(1,472)	(1,085)
(34)	329		Net current assets/(liabilities)	329	(34)
(1,277)	(1,461)	23	Long-term borrowings	(1,461)	(1,277)
(31)	(36)	16	Deferred tax liabilities	(42)	(34)
(2)	(3)	17	Pension liabilities	(3)	(2)
–	(11)	24	Non-current provisions	(11)	–
(5)	(18)	25	Other non-current liabilities	(18)	(5)
2,589	3,181			4,464	4,270
			Capital employed		
53	52	27	Share capital	52	53
1,264	1,224	28	Share premium	1,224	1,264
1,614	1,823	29	Revenue and other reserves	2,980	3,146
(824)	(854)	31	Own shares held	(854)	(824)
2,107	2,245		Shareholders' funds	3,402	3,639
482	936	32	Outside interests	1,062	631
2,589	3,181			4,464	4,270

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 20.

Percy Weatherall
Norman Lyle
Directors

26th February 2003

Consolidated Statement of Changes in Shareholders' Funds

for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
2,377	2,107		At 1st January	3,639	4,170
			Revaluation of properties		
(5)	17	29	– net revaluation surplus/(deficit)	3	(52)
1	(3)	29	– deferred tax	(4)	1
			Revaluation of other investments		
(126)	(46)	29	– fair value losses	(46)	(126)
			– transfer to consolidated profit and loss		
(13)	(133)	29	account on disposal	(133)	(13)
			Net exchange translation differences		
(42)	74	29	– amount arising in year	74	(43)
21	27	29	– transfer to consolidated profit and loss account	27	21
			Cash flow hedges		
(12)	(16)	29	– fair value losses	(16)	(12)
9	3	29	– transfer to consolidated profit and loss account	3	9
			Net losses not recognized in consolidated		
(167)	(77)		profit and loss account	(92)	(215)
32	379		Net profit/(loss)	19	(181)
(97)	(94)	30	Dividends	(94)	(97)
(10)	(41)	27	Repurchase of shares	(41)	(10)
1	1	29	Change in attributable interests	1	1
(29)	(30)		Increase in own shares held	(30)	(29)
2,107	2,245		At 31st December	3,402	3,639

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 20.

Consolidated Cash Flow Statement

for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			Operating activities		
94	**451**		Operating profit	**452**	95
147	**123**	*33(a)*	Depreciation and amortization	**122**	146
(44)	**(301)**	*33(b)*	Other non-cash items	**(301)**	(44)
20	**98**	*33(c)*	Decrease in working capital	**98**	20
24	**11**		Interest received	**11**	24
(121)	**(75)**		Interest and other financing charges paid	**(75)**	(121)
(18)	**(16)**		Tax paid	**(16)**	(18)
102	**291**			**291**	102
196	**194**		Dividends from associates and joint ventures	**194**	196
298	**485**		Cash flows from operating activities	**485**	298
			Investing activities		
(54)	**(282)**	*33(d)*	Purchase of subsidiary undertakings	**(282)**	(54)
(89)	**(58)**	*33(e)*	Purchase of associates and joint ventures	**(58)**	(89)
(5)	**(2)**		Purchase of other investments	**(2)**	(5)
(142)	**(183)**		Purchase of tangible assets	**(183)**	(142)
54	**276**	*33(f)*	Sale of subsidiary undertakings	**276**	54
4	**10**		Sale of associates and joint ventures	**10**	4
189	**173**	*33(g)*	Sale of other investments	**173**	189
28	**6**		Sale of tangible assets	**6**	28
–	**6**		Sale of investment properties	**6**	–
217	**–**		Disposal of Franklins' assets in Dairy Farm	**–**	217
202	**(54)**		Cash flows from investing activities	**(54)**	202
			Financing activities		
(10)	**(41)**		Repurchase of shares	**(41)**	(10)
3	**6**		Capital contribution from outside shareholders	**6**	3
–	**29**		Grants received	**29**	–
915	**671**		Drawdown of borrowings	**671**	915
(1,380)	**(726)**		Repayment of borrowings	**(726)**	(1,380)
(155)	**(153)**		Dividends paid by the Company	**(153)**	(155)
(5)	**(5)**		Dividends paid to outside shareholders	**(5)**	(5)
(632)	**(219)**		Cash flows from financing activities	**(219)**	(632)
(6)	**5**		Effect of exchange rate changes	**5**	(6)
(138)	**217**		Net increase/(decrease) in cash and cash equivalents	**217**	(138)
708	**570**		Cash and cash equivalents at 1st January	**570**	708
570	**787**	*33(h)*	Cash and cash equivalents at 31st December	**787**	570

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 20.

Principal Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations issued by the International Accounting Standards Board. The Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements.

(a) Financial statements prepared in accordance with IFRS

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars, which represents the Group's measurement currency.

The Group's reportable segments are set out in note 1 and are described on page 4 and pages 6 to 11.

(b) Financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties

IFRS do not permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at amortized cost in order to comply with IFRS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 16 to 19 and page 32 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

Leasehold properties which are investment properties are stated at open market value determined annually by independent valuers. Changes in fair values of investment properties are recorded in the consolidated profit and loss account. Deferred tax is provided for changes in fair values based on the rate applicable to capital gains. Other leasehold properties are stated at open market value which is determined every three years by independent valuers and reviewed by the Directors in the intervening years.

Basis of Consolidation

(a) The consolidated financial statements include the financial statements of the Company, its subsidiary undertakings and, on the basis set out in (b) below, its associates and joint ventures. Subsidiary undertakings are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiary undertakings, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated. The cost of and related income arising from shares held in the Company by an associate is eliminated from shareholders' funds and profit respectively.

(b) Associates are companies, not being subsidiary undertakings, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(c) Outside interests represent the proportion of the results and net assets of subsidiary undertakings and their associates and joint ventures not attributable to the Group.

(d) The results of companies other than subsidiary undertakings, associates and joint ventures are included only to the extent of dividends received.

Foreign Currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiary undertakings, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiary undertakings, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary undertaking, associate or joint venture at the effective date of acquisition. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortized using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiary undertakings, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortized but does not include any attributable goodwill previously eliminated against reserves.

Gains or losses arising from dilution of the Group's interest in subsidiary undertakings, associates and joint ventures, in circumstances where the Group took no action to maintain its holding, are recorded as a change in attributable interest in reserves. Such passive dilutions principally arise on the exercise of share options by outside shareholders.

Tangible Fixed Assets and Depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Grants related to tangible fixed assets are deducted in arriving at the carrying amount of the assets. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost or valuation of each asset over its estimated life. The principal rates in use are as follows:

Buildings	up to $3\frac{1}{3}\%$
Leasehold improvements	over period of the lease
Plant and machinery	$5 - 33\frac{1}{3}\%$
Furniture, equipment and motor vehicles	$6\frac{2}{3} - 33\frac{1}{3}\%$

No depreciation is provided on freehold land as it is deemed to have an indefinite life. In respect of hotel properties, it is the Group's practice to maintain the properties in a continual state of sound repair, such that their value is not diminished by the passage of time. Accordingly, the Directors consider that the lives of these properties are sufficiently long and their residual values are sufficiently high that their depreciation is insignificant. The cost of maintenance and repairs of the hotel properties is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalized.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

Investment Properties

Investment properties are properties held for long-term rental yields. Investment properties are carried at fair value, representing open market value determined annually by independent valuers. Changes in fair values are recorded in the consolidated profit and loss account. As a result of an inability to estimate reliably the element of leasehold property values attributable to the building component, leasehold buildings which are investment properties are carried at depreciated cost.

Investments

(a) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account.

(b) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

(c) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

Operating Leases

(a) Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and are amortized over the period of the lease.

(b) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

Properties for Sale

Properties under development are stated at cost plus an appropriate proportion of profit where sales agreements have been concluded, and after deducting progress payments and provisions for foreseeable losses. Profit is established by reference to the percentage of completion. Completed properties are stated at the lower of cost and net realizable value.

Stocks

Stocks which principally comprise goods held for resale are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

Debtors

Trade debtors are carried at anticipated realizable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made.

Borrowings and Borrowing Costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method.

On issue of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' funds or non-current liabilities, as appropriate. Any conversion option component included in non-current liabilities is shown at fair value.

Borrowing costs relating to major development projects are capitalized until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Deferred Tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiary undertakings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Pension Obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

Derivative Financial Instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost on the trade date and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge) or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves until the committed or forecasted transaction occurs. At that time the cumulative gain or loss is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or recognized in the consolidated profit and loss account, as appropriate. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to any ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Revenue

Revenue consists of the gross inflow of economic benefits associated with a transaction. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have been transferred to customers, and revenue from the rendering of services is recognized when services are performed, provided that the amount can be measured reliably.

Pre-operating Costs

Pre-operating costs are expensed as they are incurred.

Notes to the Financial Statements

prepared in accordance with IFRS

1 Revenue

	2002 US$m	2001 US$m
By business:		
Dairy Farm	**3,354**	4,924
Mandarin Oriental	**234**	228
Cycle & Carriage	**218**	–
	3,806	5,152
By geographical location of customers:		
Australia	**42**	1,423
Hong Kong and Mainland China	**1,808**	1,771
New Zealand	**387**	668
North America	**32**	32
Northeast Asia	**310**	304
Southeast Asia	**1,175**	910
United Kingdom and Continental Europe	**52**	44
	3,806	5,152

Jardine Strategic is grouped into seven core companies as described on page 4 and accordingly its primary segment reporting format is business segments with secondary segment information reported geographically.

Northeast Asia includes Japan and Taiwan. Southeast Asia includes all other countries in Asia.

Revenue consists primarily of the sale of goods.

2 Net Profit on Disposal of Woolworths in Dairy Farm

In June 2002, Dairy Farm disposed of Woolworths, its New Zealand supermarket business, for US$285 million. The profit attributable to the Group, after tax and outside interests, amounted to US$160 million.

The results and net cash flows of this discontinued operation during the year are summarized below:

	2002 US$m	2001 US$m
Revenue	367	669
Cost of sales	(271)	(499)
Gross profit	96	170
Net operating expenses	(79)	(147)
Operating profit	17	23
Net financing charges	(2)	(4)
Profit before tax	15	19
Tax	(4)	(5)
Profit after tax	11	14
Cash flows from operating activities	7	41
Cash flows from investing activities	(7)	(17)
Cash flows from financing activities	–	(19)
Net cash flows	–	5

3 Net Gain on Disposal of Franklins' Assets in Dairy Farm

The liquidation of Franklins in Australia continued during the year, and the unused closure cost provision amounting to US$5 million was reversed in 2002. In 2001, the managed sell-down of the Franklins business realized net proceeds of US$217 million and the net gain attributable to the Group, after tax and outside interests, amounted to US$26 million.

The results and net cash flows of this discontinued operation in 2001 are summarized below:

	2001 US$m
Revenue	1,423
Cost of sales	(1,095)
Gross profit	328
Net operating expenses	(371)
Operating loss	(43)
Net financing charges	(10)
Loss before tax	(53)
Tax	–
Loss after tax	(53)
Cash flows from operating activities	(73)
Cash flows from investing activities	(12)
Cash flows from financing activities	37
Net cash flows	(48)

4 Operating Profit

	2002 US$m	2001 US$m
By business:		
Dairy Farm	72	30
Mandarin Oriental	44	29
Cycle & Carriage	6	–
	122	59
Discontinued operations		
– Woolworths in Dairy Farm	17	23
– Franklins in Dairy Farm	–	(43)
Net profit on disposal of Woolworths in Dairy Farm	231	–
Net gain on disposal of Franklins' assets in Dairy Farm	5	38
Corporate and other interests	76	17
	451	94
The following items have been charged/(credited) in arriving at operating profit:		
Amortization of goodwill on acquisition of subsidiary undertakings	6	6
Depreciation of tangible assets	115	140
Impairment of tangible assets	–	12
Amortization of leasehold land payments	2	1
Impairment of other investments	(36)	14
Operating expenses arising from investment properties	2	–
Staff costs		
– salaries and benefits in kind	391	574
– defined benefit pension plans *(refer note 17)*	10	7
– defined contribution pension plans	8	19
	409	600
Operating leases		
– minimum lease payments	252	297
– contingent rents	1	7
– subleases	(6)	(8)
	247	296
Income from other investments	(12)	(12)
Rental income		
– investment properties	(3)	–
– other	(9)	(8)
	(12)	(8)

Directors' remuneration for the year ended 31st December 2002 amounted to US$185,000 *(2001: US$174,000)*.

The number of employees at 31st December 2002 was 30,000 *(2001: 39,000)*.

5 Net Financing Charges

	2002 US$m	2001 US$m
Interest expense		
– bank loans and advances	(44)	(103)
– bonds and other loans	(26)	(11)
	(70)	(114)
Interest income	11	21
Commitment and other fees	(2)	(7)
	(61)	(100)

6 Impairment of Assets in Cycle & Carriage

In April 2001, the Directors reviewed the carrying value of Cycle & Carriage's investment in Astra and concluded that the balance of the goodwill arising on the acquisition of this investment was impaired. The impairment loss attributable to the Group, after tax and outside interests, amounted to US$88 million.

7 Share of Results of Associates and Joint Ventures

	2002 US$m	2001 US$m
By business:		
Jardine Matheson	67	85
Hongkong Land	37	53
Dairy Farm	34	34
Mandarin Oriental	10	9
Cycle & Carriage	116	28
	264	209
Impairment of assets in Cycle & Carriage	–	(88)
Decrease in fair value of investment properties	(10)	(5)
	254	116

Results are shown after amortization and impairment of goodwill *(refer note 14)*.

8 Tax

	2002 US$m	2001 US$m
Company and subsidiary undertakings:		
Current tax		
– charge for the year	25	21
– (over)/under provision in prior years	(1)	1
Deferred tax	(11)	(4)
	13	18
Associates and joint ventures:		
Current tax		
– charge for the year	83	55
– under provision in prior years	4	–
Deferred tax	3	1
	90	56
	103	74
By geographical area:		
Australasia	6	6
Continental Europe	1	1
Hong Kong and Mainland China	25	28
North America	6	5
Northeast Asia	2	1
Southeast Asia	59	29
United Kingdom	4	4
	103	74
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	75	38
Income not subject to tax	(15)	(14)
Expenses not deductible for tax purposes	39	58
Tax losses not recognized	27	22
Temporary differences not recognized	1	–
Utilization of previously unrecognized tax losses	(21)	(29)
Utilization of previously unrecognized temporary differences	(1)	–
Deferred tax assets written off	6	–
Recognition of previously unrecognized deferred tax assets	(8)	(4)
Recognition of previously unrecognized temporary differences	–	(1)
Under provision in prior years	3	1
Withholding tax	3	2
Change in tax rates	(1)	–
Other	(5)	1
	103	74

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

9 Earnings Per Share

Earnings per share are calculated on net profit of US$379 million *(2001: US$32 million)* and on the weighted average number of 644 million *(2001: 665 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by an associate.

Additional earnings per share reflecting the revaluation of leasehold properties are calculated on net profit of US$19 million *(2001: net loss US$181 million)* as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit is reconciled as follows:

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m		Prepared in accordance with IFRS as modified by revaluation of leasehold properties 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties 2001 US$m
123	**212**	Underlying net profit	**232**	137
		Decrease in fair value of investment properties		
–	–	– Hongkong Land	**(407)**	(246)
(5)	**(7)**	– other	**(10)**	(5)
(5)	**(7)**		**(417)**	(251)
		Discontinued operations		
9	**7**	– net profit of Woolworths in Dairy Farm	**7**	9
		– net profit on disposal of Woolworths		
–	**160**	in Dairy Farm	**160**	–
(32)	**–**	– net loss of Franklins in Dairy Farm	**–**	(32)
		– net gain on disposal of Franklins' assets		
26	**4**	in Dairy Farm	**4**	26
3	**171**		**171**	3
		Sale and closure of businesses		
12	**–**	– Jardine Securicor	**–**	12
–	**(6)**	– Cica	**(6)**	–
2	**3**	– other	**3**	2
14	**(3)**		**(3)**	14
		Asset impairment		
(15)	**–**	– Jardine Pacific	**–**	(15)
(30)	**(51)**	– Hongkong Land	**(21)**	(12)
(88)	**–**	– Astra	**–**	(88)
–	**36**	– Edaran Otomobil Nasional	**36**	–
(26)	**–**	– other	**–**	(25)
(159)	**(15)**		**15**	(140)
–	**(15)**	Realization of exchange losses*	**(15)**	–
		Revaluation of properties and provision		
–	**(5)**	for onerous leases	**(5)**	–
		Fair value gain on options embedded in		
26	**9**	Jardine Matheson Guaranteed Bonds	**9**	26
29	**32**	Sale of investments	**32**	29
1	**–**	Other non-recurring items	**–**	1
32	**379**	Net profit/(loss)	**19**	(181)

*Arising on repatriation of capital from foreign subsidiary undertakings, associates and joint ventures.

10 Goodwill

	Positive goodwill US$m	Negative goodwill US$m	Net US$m
2002			
Net book value at 1st January	127	(55)	72
Exchange differences	1	–	1
Additions	64	(35)	29
Amortization	(10)	4	(6)
Net book value at 31st December	**182**	**(86)**	**96**
Cost	211	(95)	116
Amortization and impairment	(29)	9	(20)
	182	**(86)**	**96**
2001			
Net book value at 1st January	123	(40)	83
Exchange differences	(2)	–	(2)
Additions	15	(17)	(2)
Disposals	(1)	–	(1)
Amortization	(8)	2	(6)
Net book value at 31st December	127	(55)	72
Cost	146	(60)	86
Amortization and impairment	(19)	5	(14)
	127	(55)	72

Additions during the year include reclassification of negative goodwill relating to Cycle & Carriage of US$4 million from associates and joint ventures.

11 Tangible Assets

	Freehold properties US$m	Leasehold properties US$m	Leasehold improve-ments US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2002						
Net book value at 1st January	295	305	172	157	112	1,041
Exchange differences	27	3	4	10	4	48
New subsidiary undertakings	27	25	7	7	8	74
Additions	67	–	39	33	32	171
Subsidiary undertakings disposed of	(22)	–	(18)	(53)	(8)	(101)
Disposals	–	(2)	(12)	(4)	(3)	(21)
Depreciation charge	(1)	(2)	(40)	(32)	(40)	(115)
Net revaluation surplus/(deficit)	1	(3)	–	–	–	(2)
Net book value at 31st December	**394**	**326**	**152**	**118**	**105**	**1,095**
Cost or valuation	394	326	373	285	339	1,717
Depreciation and impairment	–	–	(221)	(167)	(234)	(622)
	394	**326**	**152**	**118**	**105**	**1,095**
2001						
Net book value at 1st January	353	316	188	267	130	1,254
Exchange differences	(12)	(5)	(4)	(11)	(2)	(34)
Additions	5	3	54	43	40	145
Disposals	(47)	–	(27)	(84)	(6)	(164)
Depreciation charge	(3)	(2)	(38)	(54)	(43)	(140)
Impairment charge	–	–	(1)	(4)	(7)	(12)
Net revaluation deficit	(1)	(7)	–	–	–	(8)
Net book value at 31st December	295	305	172	157	112	1,041
Cost or valuation	299	309	377	371	335	1,691
Depreciation and impairment	(4)	(4)	(205)	(214)	(223)	(650)
	295	305	172	157	112	1,041

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2002 by independent professionally qualified valuers. Deficits on individual properties below depreciated cost of US$3 million *(2001: US$2 million)* have been charged to the consolidated profit and loss account. A net surplus of US$1 million *(2001: net deficit of US$6 million)* has been taken directly to property revaluation reserves. The amounts attributable to the Group, after tax and outside interests, are US$2 million and US$1 million respectively .

Freehold properties include additions in respect of a hotel property under development of US$32 million *(2001: nil)*, which are stated net of a grant of US$29 million *(2001: nil)*.

Certain of the land and buildings are pledged as security for borrowings *(refer note 23)*.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$666 million *(2001: US$547 million)*.

12 Investment Properties

	Freehold properties US$m	Leasehold properties US$m	Total US$m
2002			
Net book value at 1st January	–	–	–
Exchange differences	1	2	3
New subsidiary undertakings	132	130	262
Disposals	(6)	–	(6)
Net book value at 31st December	**127**	**132**	**259**

The freehold properties are revalued each year by independent professionally qualified valuers. The building component of leasehold properties are stated at depreciated cost.

13 Leasehold Land Payments

	2002 US$m	2001 US$m
Net book value at 1st January	**362**	348
Exchange differences	**1**	–
New subsidiary undertakings	**11**	–
Additions	**27**	15
Amortization	**(2)**	(1)
Net book value at 31st December	**399**	362

The leasehold land payments related to owner-occupied properties.

14 Associates and Joint Ventures

	2002 US$m	2001 US$m
Listed associates		
– Astra	181	–
– Cycle & Carriage	–	127
– Cycle & Carriage Bintang	64	–
– Hongkong Land	1,085	1,168
– Jardine Matheson	335	364
– The Oriental Hotel (Thailand)	50	48
– other	30	21
	1,745	1,728
Unlisted associates	268	217
	2,013	1,945
Joint ventures	84	57
Share of attributable net assets	2,097	2,002
Goodwill on acquisition		
– positive	130	140
– negative	(153)	(167)
	(23)	(27)
Amounts due from associates and joint ventures	141	–
Amounts due to associates and joint ventures	(11)	(65)
	2,204	1,910
Market value of listed associates	3,619	3,718

The Group's share of assets and liabilities and results of joint ventures are summarized below:

	2002 US$m	2001 US$m
Non-current assets	114	70
Current assets	80	6
Current liabilities	(19)	(4)
Non-current liabilities	(91)	(15)
Net assets	84	57
Revenue	102	18
Profit before tax	–	2
(Loss)/profit after tax	(1)	2
Net (loss)/profit	(1)	2
Capital commitments	132	97
Contingent liabilities	21	–

14 Associates and Joint Ventures *(continued)*

	2002 US$m	2001 US$m
Movements of share of attributable net assets for the year:		
At 1st January	2,002	2,042
Net exchange translation differences		
– amount arising in year	49	(31)
– disposal of foreign entities by associates and joint ventures	21	2
Share of dividends of the Company *(refer note 30)*	59	58
Share of results before tax and amortization and impairment of goodwill	256	119
Share of tax	(90)	(56)
Share of outside interests	(9)	–
Dividends received	(198)	(200)
Share of property revaluation	17	(2)
Share of deferred tax on property revaluation	(4)	–
Share of fair value losses on financial instruments	(61)	(97)
Share of fair value (gains)/losses transferred to consolidated profit and loss account	(38)	4
Reclassification of Cycle & Carriage	(162)	–
New subsidiary undertakings	259	–
Additions and change in holding	(10)	159
Other movements	6	4
At 31st December	2,097	2,002
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	(27)	72
Additions	2	(96)
Reclassification of Cycle & Carriage	4	–
Amortization	(2)	(3)
Net book value at 31st December	(23)	(27)

Cycle & Carriage became a subsidiary undertaking during the year. Accordingly, the Group's share of attributable net assets and unamortized goodwill at the date on which the Group obtained control were reclassified and included in the separate assets and liabilities of the Group.

The Directors believe it appropriate to continue to state the value of the Group's investments in listed associates at its share of attributable net assets notwithstanding the lower stock market valuation of certain listed associates at the year end.

Amounts due from associates and joint ventures at 31st December 2002 included loans to Mandarin Oriental, New York of US$30 million *(2001: nil)* and amounts due from Cycle & Carriage's associates and joint ventures of US$111 million *(2001: nil)*.

If the listed investments had been realized at their market values no taxation would have been payable.

15 Other Investments

The Group's other investments are available-for-sale financial assets and are shown at fair value.

	2002 US$m	2001 US$m
Listed investments		
– Edaran Otomobil Nasional	101	105
– other	82	74
	183	179
Unlisted investments	70	320
	253	499
Movements for the year:		
At 1st January	499	846
Exchange differences	31	(23)
Additions	7	5
Disposals	(308)	(172)
Capital repayment	(36)	–
Impairment write-back/(charge)	36	(14)
Net revaluation surplus/(deficit)	24	(143)
At 31st December	253	499

16 Deferred Tax Assets/(Liabilities)

	Accelerated tax depreciation US$m	Asset revaluation US$m	Losses US$m	Provisions and other temporary differences US$m	Total US$m
2002					
At 1st January	(14)	(9)	6	(4)	(21)
Exchange differences	1	(2)	–	–	(1)
New subsidiary undertakings	(4)	–	–	2	(2)
Credited to consolidated profit and loss account	1	–	9	1	11
Credited to reserves	–	1	–	–	1
Subsidiary undertakings disposed of	–	–	–	(5)	(5)
At 31st December	**(16)**	**(10)**	**15**	**(6)**	**(17)**
2001					
At 1st January	(16)	(17)	2	3	(28)
Exchange differences	1	1	–	(1)	1
Credited to consolidated profit and loss account	–	–	4	–	4
Credited to reserves	–	2	–	–	2
Subsidiary undertakings disposed of	2	5	–	(6)	1
Other	(1)	–	–	–	(1)
At 31st December	(14)	(9)	6	(4)	(21)

	2002 US$m	2001 US$m
Analysis of net book value:		
Deferred tax assets	**19**	10
Deferred tax liabilities	**(36)**	(31)
	(17)	(21)

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted when the taxes relate to the same taxation authority and where offsetting is allowed.

Deferred tax assets of US$54 million *(2001: US$46 million)* arising from unused tax losses of US$276 million *(2001: US$234 million)* have not been recognized in the financial statements. Included in the unused tax losses, US$223 million have no expiry date and the balance will expire at various dates up to and including 2022.

Deferred tax liabilities of US$1 million *(2001: US$1 million)* on temporary differences associated with investments in subsidiary undertakings of US$8 million *(2001: US$11 million)* have not been recognized as there is no current intention of remitting the retained earnings to the holding companies.

17 Pension Plans

The Group has a large number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and Southeast Asia. Most of the pension plans are final salary defined benefit plans and are either funded or unfunded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognized in the consolidated balance sheet are as follows:

	2002 US$m	2001 US$m
Fair value of plan assets	**125**	133
Present value of funded obligations	**(118)**	(97)
	7	36
Present value of unfunded obligations	**(3)**	(2)
Unrecognized actuarial losses	**37**	6
Net pension assets	**41**	40
Analysis of net pension assets:		
Pension assets	**44**	42
Pension liabilities	**(3)**	(2)
	41	40
Movements for the year:		
At 1st January	**40**	39
Expense recognized in the consolidated profit and loss account	**(10)**	(7)
Subsidiary undertakings disposed of	**–**	(2)
Contributions paid	**11**	10
At 31st December	**41**	40

17 Pension Plans *(continued)*

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2002 %	2001 %
Discount rate applied to pension obligations	**6.0**	7.5
Expected return on plan assets	**7.0**	7.0
Future salary increases	**6.0**	6.0

The amounts recognized in the consolidated profit and loss account are as follows:

	2002 US$m	2001 US$m
Current service cost	**12**	11
Interest cost	**7**	7
Expected return on plan assets	**(9)**	(10)
Net actuarial gains recognized	**–**	(1)
	10	7
Actual deficit on plan assets in the year	**11**	14

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

18 Other Non-current Assets

	2002 US$m	2001 US$m
Hire purchase debtors	**3**	–
Loans to a minority shareholder of a subsidiary undertaking	**8**	–
Interest rate swaps and forward foreign exchange contracts	**1**	2
	12	2

19 Properties for Sale

	2002 US$m	2001 US$m
Completed properties	29	–
Properties under development	256	–
	285	–

Properties under development are further analysed as follows:

	2002 US$m	2001 US$m
Land and development costs	305	–
Interest capitalized	1	–
Other expenses capitalized	1	–
	307	–
Development profit recognized	5	–
	312	–
Provision for foreseeable losses	(1)	–
Progress payments	(55)	–
	256	–

20 Debtors and Prepayments

	2002 US$m	2001 US$m
Trade debtors	100	31
Provision for doubtful debts	(5)	(2)
Trade debtors – net	95	29
Prepayments	20	15
Amounts due from associates and joint ventures	4	5
Rental and other deposits	51	49
Tax recoverable	6	8
Other	84	68
	260	174

21 Bank Balances and Other Liquid Funds

	2002 US$m	2001 US$m
Deposits with banks and financial institutions	665	503
Bank and cash balances	124	92
	789	595

The weighted average interest rate on deposits with banks and financial institutions is 1.5% *(2001: 2.0%)*.

22 Creditors and Accruals

	2002 US$m	2001 US$m
Trade creditors	595	503
Accruals	292	294
Amounts due to associates and joint ventures	75	3
Deposits accepted	25	6
Interest rate swaps and forward foreign exchange contracts	4	–
Other	5	1
	996	807

23 Borrowings

	2002 Carrying amount US$m	2002 Fair value US$m	2001 Carrying amount US$m	2001 Fair value US$m
Current				
– bank overdrafts	2	2	25	25
– other bank advances	90	90	3	3
	92	92	28	28
Current portion of long-term bank borrowings	335	335	233	233
	427	427	261	261
Long-term borrowings				
– bank	1,113	1,114	962	962
– 6.375% Guaranteed Bonds due 2011	295	304	295	293
– 6.75% Convertible Bonds due 2005	14	16	13	16
– other	39	39	7	7
	1,461	1,473	1,277	1,278
	1,888	1,900	1,538	1,539

	2002 US$m	2001 US$m
Secured	528	357
Unsecured	1,360	1,181
	1,888	1,538
Due dates of repayment:		
Within one year	427	261
Between one and two years	113	156
Between two and five years	906	604
Beyond five years	442	517
	1,888	1,538

23 Borrowings *(continued)*

Currency:	Fixed rate borrowings Weighted average interest rates %	Weighted average period outstanding Years	 US$m	Floating rate borrowings US$m	Total US$m
2002					
Australian Dollar	6.0	2.1	28	50	78
Hong Kong Dollar	3.9	1.1	199	174	373
Malaysian Ringgit	4.8	2.2	13	28	41
New Zealand Dollar	6.4	–	–	14	14
Singapore Dollar	2.8	1.0	260	273	533
United Kingdom Sterling	5.6	3.3	28	83	111
United States Dollar	4.3	9.1	311	401	712
Other	5.1	5.7	25	1	26
			864	**1,024**	**1,888**
2001					
Hong Kong Dollar	3.7	2.0	212	298	510
Malaysian Ringgit	3.8	–	–	36	36
New Taiwan Dollar	3.2	–	–	7	7
New Zealand Dollar	5.8	0.2	16	25	41
Singapore Dollar	4.5	–	–	24	24
United Kingdom Sterling	5.3	–	–	100	100
United States Dollar	4.7	10.2	316	480	796
Other	5.2	6.7	22	2	24
			566	972	1,538

The 6.375% Guaranteed Bonds with nominal value of US$300 million due 2011 were issued by a wholly-owned subsidiary undertaking of the Company and are guaranteed by the Company. The bonds will mature on 8th November 2011.

The 6.75% Convertible Bonds with nominal value of US$76 million due 2005 were issued by Mandarin Oriental. The bonds are convertible up to and including 23rd February 2005 into fully paid ordinary shares of Mandarin Oriental at a conversion price of US$0.671 per ordinary share. At 31st December 2002, US$61 million *(2001: US$61 million)* of the bonds were held by the Company and the carrying amount of US$59 million *(2001: US$58 million)* was netted off the carrying amount of the bonds.

Secured borrowings at 31st December 2002 included US$371 million *(2001: US$357 million)* which were secured against Mandarin Oriental's tangible fixed assets and US$157 million *(2001: nil)* which were secured against Cycle & Carriage's assets. The net book value of these assets at 31st December 2002 was US$988 million *(2001: US$571 million)*.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

24 Provisions

	2002 US$m	2001 US$m
At 1st January 2002	–	–
Exchange differences	1	–
New subsidiary undertakings	25	–
Additions	1	–
Utilized	(1)	–
At 31st December 2002	26	–
Current	15	–
Non-current	11	–
	26	–

Provisions related to motor vehicle warranties which are estimated liabilities that fall due under the warranty terms offered on sale of new and used vehicles beyond that which is reimbursed by the manufacturers.

25 Other Non-current Liabilities

	2002 US$m	2001 US$m
Interest rate swaps and caps	15	5
Other creditors due after more than one year	3	–
	18	5

26 Segment Information

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2002			
By business:			
Dairy Farm	188	1,087	(745)
Mandarin Oriental	30	833	(59)
Cycle & Carriage	356	954	(155)
	574	2,874	(959)
Corporate and other interests	–	37	(84)
	574	**2,911**	**(1,043)**
By geographical area:			
Australia	12	174	(27)
Continental Europe	–	31	(3)
Hong Kong and Mainland China	86	855	(424)
New Zealand	–	45	(10)
North America	41	260	(30)
Northeast Asia	10	91	(69)
Southeast Asia	423	1,207	(388)
United Kingdom	2	211	(8)
	574	2,874	(959)
Corporate and other interests	–	37	(84)
	574	**2,911**	**(1,043)**
Segment assets/(liabilities)		2,911	(1,043)
Associates and joint ventures		2,204	–
Unallocated assets/(liabilities)		1,067	(1,958)
Total assets/(liabilities)		**6,182**	**(3,001)**

26 Segment Information *(continued)*

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2001			
By business:			
Dairy Farm	152	1,166	(755)
Mandarin Oriental	6	791	(45)
	158	1,957	(800)
Corporate and other interests	–	10	(14)
	158	1,967	(814)
By geographical area:			
Australia	12	31	(32)
Continental Europe	–	28	(1)
Hong Kong and Mainland China	74	961	(385)
New Zealand	19	143	(76)
North America	7	121	(37)
Northeast Asia	6	84	(60)
Southeast Asia	40	394	(205)
United Kingdom	–	195	(4)
	158	1,957	(800)
Corporate and other interests	–	10	(14)
	158	1,967	(814)
Segment assets/(liabilities)		1,967	(814)
Associates and joint ventures		1,910	–
Unallocated assets/(liabilities)		1,112	(1,586)
Total assets/(liabilities)		4,989	(2,400)

Capital expenditure comprises of additions of goodwill, tangible assets, investment properties and leasehold land payments, including those arising from acquisitions of subsidiary undertakings.

Unallocated assets and liabilities comprise of other investments, tax assets and liabilities, cash and cash equivalents, and borrowings.

27 Share Capital

	2002 US$m	2001 US$m
Authorized:		
1,500,000,000 shares of US¢5 each	**75**	75
1,000,000 shares of US$800 each	**800**	800
	875	875

	Ordinary shares in millions 2002	2001	2002 US$m	2001 US$m
Issued and fully paid shares of US¢5 each:				
At 1st January	**1,061**	1,065	**53**	53
Repurchased and cancelled	**(14)**	(4)	**(1)**	–
At 31st December	**1,047**	1,061	**52**	53

During the year, the Company repurchased 14 million *(2001: 4 million)* shares from the stock market at a cost of US$41 million *(2001: US$10 million)*.

28 Share Premium

	2002 US$m	2001 US$m
At 1st January	**1,264**	1,274
Repurchase of shares *(refer note 27)*	**(40)**	(10)
At 31st December	**1,224**	1,264

29 Revenue and Other Reserves

	Revenue reserves US$m	Capital reserves & contributed surplus US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2002						
At 1st January	1,358	408	81	(15)	(218)	1,614
Revaluation of properties						
– net revaluation surplus	–	–	17	–	–	17
– deferred tax	–	–	(3)	–	–	(3)
Revaluation of other investments						
– fair value losses	(46)	–	–	–	–	(46)
– transfer to consolidated profit and loss account on disposal	(133)	–	–	–	–	(133)
Net exchange translation differences						
– among arising in year	–	–	–	–	74	74
– transfer to consolidated profit and loss account	–	–	–	–	27	27
Cash flow hedges						
– fair value losses	–	–	–	(16)	–	(16)
– transfer to consolidated profit and loss account	–	–	–	3	–	3
Net profit	379	–	–	–	–	379
Dividends *(refer note 30)*	(94)	–	–	–	–	(94)
Change in attributable interests	1	–	–	–	–	1
Transfer	3	–	(3)	–	–	–
At 31st December	**1,468**	**408**	**92**	**(28)**	**(117)**	**1,823**
of which:						
Company	1,436	303	–	–	–	1,739
Associates and joint ventures	176	–	73	(20)	(63)	166

29 Revenue and Other Reserves *(continued)*

	Revenue reserves US$m	Capital reserves & contributed surplus US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2001						
At 1st January	1,549	408	97	(12)	(197)	1,845
Revaluation of properties						
– net revaluation deficit	–	–	(5)	–	–	(5)
– deferred tax	–	–	1	–	–	1
Revaluation of other investments						
– fair value losses	(126)	–	–	–	–	(126)
– transfer to consolidated profit and loss account on disposal	(13)	–	–	–	–	(13)
Net exchange translation differences						
– amount arising in year	–	–	–	–	(42)	(42)
– transfer to consolidated profit and loss account	–	–	–	–	21	21
Cash flow hedges						
– fair value losses	–	–	–	(12)	–	(12)
– transfer to consolidated profit and loss account	–	–	–	9	–	9
Net profit	32	–	–	–	–	32
Dividends *(refer note 30)*	(97)	–	–	–	–	(97)
Change in attributable interests	1	–	–	–	–	1
Transfer	12	–	(12)	–	–	–
At 31st December	1,358	408	81	(15)	(218)	1,614
of which:						
Company	1,458	303	–	–	–	1,761
Associates and joint ventures	254	–	65	(12)	(167)	140

Revenue reserves include unrealized net deficit on revaluation of available-for-sale investments of US$96 million *(2001: net surplus of US$83 million)*.

30 Dividends

	2002 US$m	2001 US$m
Final dividend in respect of 2001 of US¢9.90 *(2000: US¢9.90)* per share	**105**	106
Interim dividend in respect of 2002 of US¢4.60 *(2001: US¢4.60)* per share	**48**	49
	153	155
Less Company's share of dividends paid on the shares held by an associate	**(59)**	(58)
	94	97

A final dividend in respect of 2002 of US¢9.90 *(2001: US¢9.90)* per share amounting to a total of US$104 million *(2001: US$105 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by an associate of US$41 million *(2001: US$40 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

31 Own Shares Held

Own shares held represent the Company's share of the cost of 823 million *(2001: 798 million)* ordinary shares in the Company held by an associate and are deducted in arriving at shareholders' funds.

32 Outside Interests

	2002 US$m	2001 US$m
By business:		
Dairy Farm	**226**	201
Mandarin Oriental	**193**	212
Cycle & Carriage	**492**	–
Other	**25**	69
	936	482
Movements for the year:		
At 1st January	**482**	617
Net exchange translation differences		
– amount arising in year	**31**	(15)
– disposal of businesses	**16**	16
New subsidiary undertakings	**461**	–
Attributable profit/(loss) and dividends	**148**	(1)
Property revaluation		
– net revaluation surplus/(deficit)	**2**	(3)
– deferred tax	**–**	1
Fair value gains/(losses) on financial instruments	**22**	(103)
Fair value (gains)/losses transferred to consolidated profit and loss account	**(112)**	2
Capital contribution and change in attributable interests	**(114)**	(32)
At 31st December	**936**	482

33 Notes to Consolidated Cash Flow Statement

(a) Depreciation and amortization	2002 US$m	2001 US$m
By business:		
Dairy Farm	**109**	132
Mandarin Oriental	**13**	15
Cycle & Carriage	**1**	–
	123	147

(b) Other non-cash items	2002 US$m	2001 US$m
By nature:		
Profit on sale of subsidiary undertakings	**(231)**	(17)
Loss on sale of associates and joint ventures	**2**	–
Profit on sale of other investments	**(45)**	(29)
Loss on sale of tangible assets	**16**	12
Net gain on disposal of Franklins' assets in Dairy Farm	**(5)**	(38)
Impairment of assets	**(36)**	26
Change in provisions	**1**	–
Write-back of development costs in Mandarin Oriental	**(5)**	–
Deficit on revaluation of properties	**2**	2
	(301)	(44)
By business:		
Dairy Farm	**(216)**	(29)
Mandarin Oriental	**(5)**	2
Cycle & Carriage	**1**	–
Corporate and other interests	**(81)**	(17)
	(301)	(44)

(c) Decrease in working capital	2002 US$m	2001 US$m
Decrease in properties for sale	**30**	–
(Increase)/decrease in stocks	**(40)**	138
Decrease/(increase) in debtors and prepayments	**71**	(3)
Increase/(decrease) in creditors and accruals	**38**	(113)
Decrease in pension obligations	**(1)**	(2)
	98	20

33 Notes to Consolidated Cash Flow Statement *(continued)*

(d) Purchase of subsidiary undertakings	Cycle & Carriage US$m	Other US$m	**2002** Total US$m	2001 Total US$m
Tangible assets	67	7	**74**	–
Investment properties	262	–	**262**	–
Leasehold land payments	11	–	**11**	–
Associates and joint ventures	357	–	**357**	–
Deferred tax assets	3	–	**3**	–
Other non-current assets	13	–	**13**	–
Current assets	628	23	**651**	–
Current liabilities	(211)	(21)	**(232)**	–
Long-term borrowings	(364)	–	**(364)**	–
Deferred tax liabilities	(5)	–	**(5)**	–
Non-current provisions	(11)	–	**(11)**	–
Other non-current liabilities	(7)	–	**(7)**	–
Outside interests	(185)	–	**(185)**	–
Fair value at acquisition	558	9	**567**	–
Adjustment for outside interests	(276)	1	**(275)**	3
Share of fair value at acquisition	282	10	**292**	3
Goodwill attributable to subsidiary undertakings	19	14	**33**	6
Total consideration	301	24	**325**	9
Adjustment for deferred consideration and carrying value of associates and joint ventures	(164)	–	**(164)**	–
Cash and cash equivalents of subsidiary undertakings acquired	(36)	–	**(36)**	–
Net cash outflow	101	24	**125**	9
Payment of deferred consideration			**–**	4
Purchase of shares in Dairy Farm			**135**	24
Purchase of shares in Mandarin Oriental			**22**	17
			282	54

During the year, the Company acquired a further 21% interest in Cycle & Carriage under a cash partial offer, increasing its holding to 50.2%.

The revenue and operating profit in respect of subsidiary undertakings acquired during the year amounted to US$240 million and US$4 million respectively.

(e) Purchase of associates and joint ventures in 2002 included investment in Mandarin Oriental, New York of US$47 million, and the Company's increased interest in Hongkong Land of US$5 million. Purchase of associates and joint ventures in 2001 included the Company's increased interests in Hongkong Land of US$50 million and Cycle & Carriage of US$11 million.

33 Notes to Consolidated Cash Flow Statement *(continued)*

(f) Sale of subsidiary undertakings	**2002** US$m	2001 US$m
Goodwill	–	1
Tangible assets	101	4
Deferred tax assets	5	–
Pension assets	–	2
Current assets	62	70
Current liabilities	(63)	(39)
Long-term borrowings	(49)	–
Deferred tax liabilities	–	(1)
Net assets disposed of	56	37
Cumulative exchange translation differences	(2)	–
Profit on disposal	231	17
Sale proceeds	285	54
Cash and cash equivalents of subsidiary undertakings disposed of	(9)	–
Net cash inflow	276	54

Net cash inflow in 2002 related to Dairy Farm's sale of Woolworths, New Zealand.

The revenue and operating profit in respect of subsidiary undertakings disposed of during the year amounted to US$367 million and US$17 million respectively.

(g) Sale of other investments in 2002 related to the Company's sale of an investment. Sale of other investments in 2001 included the Company's interests in Housing Development Finance Corporation of US$70 million and J.P. Morgan Chase of US$119 million.

(h) Analysis of balances of cash and cash equivalents	**2002** US$m	2001 US$m
Bank balances and other liquid funds *(refer note 21)*	789	595
Bank overdrafts *(refer note 23)*	(2)	(25)
	787	570

34 Financial Instruments

The Company and its subsidiary undertakings manage their exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investments in foreign subsidiary undertakings, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and current provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

34 Financial Instruments *(continued)*

Derivative financial instruments

The fair values of derivative financial instruments at 31st December are as follows:

	2002		2001	
	Positive fair value US$m	Negative fair value US$m	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
– forward foreign exchange contracts	–	1	–	–
– interest rate swaps and caps	1	18	–	5
Economic hedges of net investment in foreign entities				
– forward foreign exchange contracts	–	–	2	–

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2002 were US$542 million *(2001: US$469 million)*.

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following two years.

Interest rate swaps and caps

The notional principal amounts of the outstanding interest rate swap and cap contracts at 31st December 2002 were US$704 million *(2001: US$302 million)*.

The due dates of interest rate swaps and caps at 31st December were as follows:

	2002 US$m	2001 US$m
Within one year	258	93
Between one and five years	402	199
Beyond five years	44	10
	704	302

At 31st December 2002, the fixed interest rates relating to interest rate swaps vary from 2.6% to 7.3% *(2001: 2.5% to 7.3%)*.

35 Commitments

	2002 US$m	2001 US$m
Capital commitments:		
Authorized not contracted	169	102
Contracted not provided	4	7
	173	109
Operating lease commitments:		
Total commitments under operating leases		
– due within one year	232	223
– due between one and five years	373	380
– due beyond five years	486	568
	1,091	1,171

Total future sublease payments receivable relating to the above operating leases amounted to US$4 million *(2001: US$5 million).*

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

36 Contingent Liabilities

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

37 Related Party Transactions

The ultimate holding company of the Group is Jardine Matheson Holdings Limited, a company incorporated in Bermuda.

In accordance with the Bye-Laws, Jardine Matheson Limited, a wholly-owned subsidiary undertaking of Jardine Matheson Holdings Limited, has been appointed General Manager of the Company, and during 2002 received fee income of US$10 million *(2001: US$11 million)* from the Company.

38 Post Balance Sheet Events

(a) Subsequent to the year end, Cycle & Carriage acquired and subscribed for an aggregate of 553 million rights shares in Astra pursuant to Astra's rights issue for a total consideration of US$78 million. In addition, Cycle & Carriage also acquired 11 million shares from the market for US$3 million, increasing its interest in Astra from 31% at 31st December 2002 to 34%. The acquisition of the shares was funded from internal resources and external borrowings.

38 Post Balance Sheet Events *(continued)*

(b) In February 2003, Dairy Farm announced a tender offer to repurchase up to 170 million or 11% of its share capital at a price range of US$0.96 to US$1.10 per share. If fully subscribed, the tender offer will result in Dairy Farm returning between US$163 million and US$187 million to its shareholders. The Company has no present intention of tendering its existing holding. If 170 million Dairy Farm shares are repurchased, the Company's attributable interest in Dairy Farm would increase to approximately 78%.

39 Principal Subsidiary Undertakings and Associates

The principal subsidiary undertakings and associates of the Group at 31st December 2002 are set out below.

	Country of incorporation	Particulars of issued capital and debt securities		Attributable interests 2002 %	Attributable interests 2001 %	Nature of business
Cycle & Carriage Ltd	Singapore	SGD 241,509,630	ordinary	**50**	29	Motor distribution; property development & investment; and a 31% interest in PT Astra International Tbk
Dairy Farm International Holdings Ltd	Bermuda	USD 85,149,801	ordinary	**69**	62	Supermarkets, hypermarkets, convenience stores, health and beauty stores, home furnishings stores and restaurants
Hongkong Land Holdings Ltd*	Bermuda	USD 229,522,629	ordinary	**41**	41	Property development & investment, leasing & management and infrastructure investment
		USD 600,000,000	bonds due 2011	**–**	–	
Jardine Matheson Holdings Ltd*	Bermuda	USD 157,013,114	ordinary	**51**	51	Engineering and construction, consumer marketing, motor trading, property, supermarkets, hotels and insurance broking
		USD 549,930,000	guaranteed bonds due 2007	**–**	–	
Mandarin Oriental International Ltd	Bermuda	USD 44,206,256	ordinary	**72**	66	Hotel management & ownership
		USD 75,865,000	convertible bonds due 2005	**80**	80	

Attributable interests represent the proportional holdings of the Company, held directly or through its subsidiary undertakings, in the issued share capitals of the respective subsidiary undertakings and associates, after the deduction of any shares held by the trustees of the employee share option schemes of any such company and any shares in any such company owned by its wholly-owned subsidiary undertakings.

*Associates. All other companies are subsidiary undertakings.

40 Summarized Balance Sheet of the Company

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.

	2002 US$m	2001 US$m
Subsidiary undertakings	**1,393**	1,519
Associates	**1,567**	1,562
Non-current assets	**2,960**	3,081
Current assets	**60**	1
Current liabilities	**(5)**	(4)
Net current assets/(liabilities)	**55**	(3)
Net operating assets	**3,015**	3,078
Share capital *(refer note 27)*	**52**	53
Share premium *(refer note 28)*	**1,224**	1,264
Revenue and other reserves *(refer note 29)*	**1,739**	1,761
Shareholders' funds	**3,015**	3,078

Subsidiary undertakings and associates are shown at cost less amounts provided.

41 Corporate Cash Flow and Net Debt

	2002 US$m	2001 US$m
Dividends receivable		
Subsidiary undertakings	10	7
Associates	170	168
Other holdings	12	12
	192	187
Less taken in scrip	(6)	(5)
	186	182
Other operating cash flows	(45)	(47)
Cash flows from operating activities	141	135
Investing activities		
Purchase of subsidiary undertakings	(158)	(41)
Purchase of associates and other investments	(5)	(62)
Sale of other investments	173	189
Cash flows from investing activities	10	86
Financing activities		
Repurchase of shares	(41)	(10)
Dividends paid by the Company	(153)	(155)
Dividends paid to outside shareholders	(1)	–
Cash flows from financing activities	(195)	(165)
Effect of exchange rate changes	(3)	–
Net (increase)/decrease in net debt	(47)	56
Net debt at 1st January	(720)	(776)
Net debt at 31st December	(767)	(720)
Represented by:		
Bank balances and other liquid funds	34	5
6.375% Guaranteed Bonds due 2011	(295)	(295)
Other long-term borrowings	(506)	(430)
	(767)	(720)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

Independent Auditors' Report

To the members of Jardine Strategic Holdings Limited

We have audited the financial statements on pages 16 to 61 of Jardine Strategic Holdings Limited and its subsidiaries ('the Group'). These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Group as at 31st December 2002, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Bermuda Companies Act.

Our audit was conducted for the purpose of forming an opinion on the financial statements. The supplementary financial information (being that described as 'prepared in accordance with IFRS as modified by revaluation of leasehold properties') shown on pages 16 to 19 and page 32 is presented for purposes of additional analysis and is not part of the financial statements prepared in accordance with International Financial Reporting Standards. The supplementary financial information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion has been properly prepared in accordance with the basis set out on page 20.

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH
United Kingdom

26th February 2003

Five Year Summary

prepared in accordance with IFRS as modified by revaluation of leasehold properties

Consolidated Profit and Loss Account

	2002 US$m	2001 US$m	2000 US$m	1999 US$m	1998 US$m
Revenue	**3,806**	5,152	5,960	6,097	5,951
Profit/(loss) before tax	**284**	(102)	1,246	293	(1,158)
Tax	**(103)**	(75)	(68)	(47)	(83)
Profit/(loss) after tax	**181**	(177)	1,178	246	(1,241)
Outside interests	**(162)**	(4)	55	(39)	(85)
Net profit/(loss)	**19**	(181)	1,233	207	(1,326)
Underlying net profit	**232**	137	119	142	205
Earnings/(loss) per share (US¢)	**2.92**	(27.21)	147.40	23.15	(145.71)
Underlying earnings per share (US¢)	**35.94**	20.70	14.25	15.83	22.54
Dividends per share (US¢)	**14.50**	14.50	14.50	14.50	12.50

Consolidated Balance Sheet

	2002 US$m	2001 US$m	2000 US$m	1999 US$m	1998 US$m
Goodwill	**96**	72	83	107	12
Tangible assets	**1,764**	1,692	1,966	2,019	1,682
Investment properties	**259**	–	–	–	–
Associates and joint ventures	**3,223**	3,305	3,629	2,852	2,723
Other investments	**253**	499	485	377	377
Other non-current assets	**75**	54	55	44	51
Net current assets/(liabilities)	**329**	(34)	354	112	359
Long-term borrowings	**(1,461)**	(1,277)	(1,945)	(1,032)	(761)
Other non-current liabilities	**(74)**	(41)	(46)	(45)	(63)
Net operating assets	**4,464**	4,270	4,581	4,434	4,380
Shareholders' funds	**3,402**	3,639	3,964	3,376	3,256
Outside interests	**1,062**	631	617	1,058	1,124
Capital employed	**4,464**	4,270	4,581	4,434	4,380
Net assets per share (US$)*	**4.95**	4.88	5.07	3.99	3.21
Yearly change (%)	***1***	*(4)*	*27*	*24*	*(25)*

Consolidated Cash Flow Statement

	2002 US$m	2001 US$m	2000 US$m	1999 US$m	1998 US$m
Cash flows from operating activities	**485**	298	284	343	351
Cash flows from investing activities	**(54)**	202	(534)	(469)	161
Net cash flow before financing	**431**	500	(250)	(126)	512
Cash flow per share from operating activities (US¢)	**75.33**	44.75	33.97	38.32	38.63

Results and earnings per share prior to 2001 have been restated to reflect changes in fair values of investment properties in the consolidated profit and loss account to comply with IAS 40.

Prior to 2001, other investments are stated at cost less amounts provided.

*Based on the market price of the Company's holdings.

Corporate Governance

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Financial Reporting Standards ('IFRS'), must give a true and fair view of the state of affairs of the Group at the end of the financial year, and of the profit or loss and cash flows for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that the applicable accounting standards have been followed. Supplementary financial information, described as being 'prepared in accordance with IFRS as modified by revaluation of leasehold properties', has been presented by the Directors and reviewed and commented upon by the external auditors. The supplementary financial information is intended to provide shareholders with a more meaningful presentation of the Group's financial performance *(also refer to the Financial Review on page 12)*.

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

Financial and Other Internal Controls

The Board is responsible for ensuring that systems of internal financial control designed to enable the Directors to monitor the Group's overall financial position are maintained, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

The Group's policy on commercial conduct underpins the internal financial control processes in place across the Group. The policy is set out in a published 'Code of Conduct' which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored across the Group by an annual compliance certification process.

The operating companies in which the Company has significant stakes maintain control and direction over strategic, financial, organizational and compliance issues, and have in place organizational structures with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the companies' operations and performance. The information systems in place are designed to ensure that the financial information reported by the companies is reliable and up to date.

The implementation of the systems of internal financial control throughout the Group's operating companies is the responsibility of each companies' executive management: these systems are monitored by a series of audit committees which operate in each major business unit across the Group and an internal audit function which reports their findings and recommendations for any corrective action required to the relevant audit committee, and, if appropriate, to the Audit Committee of the Company.

The systems of internal control include:

- An ongoing process of reviewing internal controls and evaluating risks faced by each Group company.
- Approval by the board of the respective Group company of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the audit committees of the operating companies and their boards and, in turn, to the Company's Audit Committee and the Board.
- Post event reviews of major investments by the executive management of the operating companies.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is considered by the Audit Committee and a report is received from the external auditors on the audit process. The external auditors also have access to the full boards of the Group's operating companies.

The Audit Committee keeps under review the nature, scope and results of the external audit, the audits conducted by the internal audit department and the findings of the various audit committees of the Group's operating companies. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' Interests

At 31st December 2002, the Directors of the Company had the interests set out below in the ordinary share capitals of the Company and its subsidiaries, Dairy Farm and Mandarin Oriental, and its holding company, Jardine Matheson. These interests were beneficial except where otherwise indicated.

	The Company	Dairy Farm	Mandarin Oriental	Jardine Matheson
Henry Keswick	–	–	–	10,709,433#
				55,366*
Percy Weatherall	78,750	579,981	–	30,097,135#
				216,069*
Brian Keelan	250,000	163,800	115,000	37,634
Simon Keswick	7,181	66,087	19,858	8,767,770#
	19,661*			2,722,552*
Dr George C.G. Koo	136,283	37,483	37,825	20,482
R.C. Kwok	72,015	94,424	45,898	69,886
C.G.R. Leach	52,962	–	–	841,199
Norman Lyle	–	99,900	100,000	–

**Non-beneficial.*
 # Includes 2,269,585 ordinary shares held by a family trust in which Henry Keswick, Percy Weatherall and Simon Keswick each has a discloseable interest.

In addition:

(a) At 31st December 2002, Percy Weatherall, Brian Keelan and Norman Lyle held options in respect of 605,000, 750,000 and 700,000 ordinary shares, respectively, in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

(b) At 31st December 2002, Henry Keswick, Percy Weatherall, Brian Keelan, Simon Keswick, R.C. Kwok, C.G.R. Leach and Norman Lyle had deemed interests in 35,915,991 ordinary shares in Jardine Matheson as discretionary objects under a trust (the '1947 Trust'), the income of which is available for distribution to senior executive officers and employees of Jardine Matheson and its wholly-owned subsidiaries.

(c) On 6th March 2003, Percy Weatherall and Brian Keelan were each granted options in respect of a further 100,000 ordinary shares in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 7th March 2003.

Directors' Appointments, Remuneration and Service Contracts

In accordance with Bye-Law 85, Dr George C.G. Koo and R.C. Kwok retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. None of the Directors proposed for re-election has a service contract with the Company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2002, the Directors received remuneration and benefits in kind payable by the Company which amounted to US$185,000 *(2001: US$173,658)*.

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company that Jardine Matheson was interested indirectly in 827,072,247 ordinary shares representing 78.98% of the Company's current issued ordinary share capital. Apart from this shareholding, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 7th March 2003.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorized to manage investments under an investment management agreement or where such person is the operator of an authorized collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 9th May 2002, shareholders renewed the approval of a general mandate authorizing the Directors to effect purchases of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

During the year, the Company repurchased and cancelled 14,170,200 ordinary shares in the Company for an aggregate total cost of US$41.2 million. The ordinary shares repurchased represented 1.34% of the Company's issued ordinary share capital.

Related Party Transactions

During the course of the year, the Company entered into transactions with 'related party', as defined in the listing rules of the UK Listing Authority, details of which are included in note 37 to the financial statements on page 58.

Annual General Meeting

The full text of the resolutions and explanatory notes in respect of the 2003 Annual General Meeting to be held on 8th May 2003 are contained in the Notice of Meeting which accompanies this report.

Shareholder Information

Financial Calendar

2002 full-year results announced	26th February 2003
Share registers closed	17th to 21st March 2003
Annual General Meeting to be held	8th May 2003
2002 final dividend payable	14th May 2003
2003 half-year results to be announced	30th July 2003*
Share registers to be closed	25th to 29th August 2003*
2003 interim dividend payable	15th October 2003*

**Subject to change*

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th April 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 30th April 2003. Shareholders holding their shares through The Central Depository (Pte) Ltd ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Ltd
P.O. Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Ltd
P.O. Box 378
St Helier, Jersey JE4 0FF
Channel Islands

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU, England

Singapore Branch Registrar
M & C Services Private Ltd
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

ADR Depositary
The Bank of New York
Depositary Receipts Division
101 Barclay Street, 22nd Floor
New York, NY 10286
United States of America

Press releases and other financial information can be accessed through the Internet at 'www.jardines.com'.

Group Offices

Company	Address	Contact
Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone (852) 2843 8288 Facsimile (852) 2845 9005 Email jml@jardines.com Website www.jardines.com Percy Weatherall
Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ United Kingdom	Telephone (44 20) 7816 8100 Facsimile (44 20) 7623 5024 Email rleach@matheson.co.uk Website www.matheson.co.uk C.G.R. Leach
Jardine Pacific Ltd	25th Floor, Devon House Taikoo Place 979 King's Road Quarry Bay Hong Kong	Telephone (852) 2579 2888 Facsimile (852) 2856 9674 Email jpl@jardines.com James Riley
Jardine Motors Group Ltd	31st Floor, The Lee Gardens 33 Hysan Avenue G.P.O. Box 209 Hong Kong	Telephone (852) 2895 7218 Facsimile (852) 2907 2911 Email jmg@jardines.com Y.K. Pang
Jardine Lloyd Thompson Group plc	6 Crutched Friars London EC3N 2PH United Kingdom	Telephone (44 20) 7528 4444 Facsimile (44 20) 7528 4185 Email info@jltgroup.com Website www.jltgroup.com Steve McGill
Hongkong Land Ltd	8th Floor One Exchange Square Hong Kong	Telephone (852) 2842 8428 Facsimile (852) 2845 9226 Email gpobox@hkland.com Website www.hkland.com Nicholas Sallnow-Smith
Dairy Farm Management Services Ltd	7th Floor, Devon House Taikoo Place 979 King's Road G.P.O. Box 286 Hong Kong	Telephone (852) 2299 1888 Facsimile (852) 2299 4888 Email groupcomm@dairy-farm.com.hk Website www.dairyfarmgroup.com Ronald J. Floto
Mandarin Oriental Hotel Group International Ltd	7th Floor 281 Gloucester Road Causeway Bay Hong Kong	Telephone (852) 2895 9288 Facsimile (852) 2837 3500 Email jilik@mohg.com Website www.mandarinoriental.com Edouard Ettedgui
Cycle & Carriage Ltd	239 Alexandra Road Singapore 159930	Telephone (65) 6473 3122 Facsimile (65) 6475 7088 Email corporate.affairs@cyclecarriage.com.sg Website www.cyclecarriage.com Philip Eng

Jardine Strategic

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3035

Jardine Strategic Holdings Limited

Annual General Meeting 2003

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Jardine Strategic Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Thursday, 8th May 2003 at 10.30 a.m. for the following purposes:

1 To receive and consider the Financial Statements and the Independent Auditors' Report for the year ended 31st December 2002, and to declare a final dividend.

2 To re-elect Directors.

3 To appoint PricewaterhouseCoopers LLP as the Auditors and to authorize the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

4 That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), shall not exceed US$2.6 million, and the said approval shall be limited accordingly.

5 That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 4 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

6 That:

the purchase by the Company of shares of US¢25 each in Jardine Matheson Holdings Limited ('Jardine Matheson') during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting or the cessation of the Company's status as a subsidiary of Jardine Matheson) be and is hereby generally and unconditionally approved, provided that any purchases of Jardine Matheson shares by the Company pursuant to this authority shall be in accordance with and limited by the terms of the authority granted to the directors of Jardine Matheson by its shareholders from time to time and that the authority granted by this Resolution shall be limited accordingly.

By Order of the Board
C.H. Wilken
Company Secretary

27th March 2003

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 3

This resolution relates to the appointment of PricewaterhouseCoopers LLP as the Auditors of the Company. A notice has been received from a shareholder of the Company of its intention to nominate PricewaterhouseCoopers LLP as Auditors of the Company. The Company's existing Auditors, PricewaterhouseCoopers ('PwC'), are not seeking for re-appointment following the conversion of PwC to a Limited Liability Partnership (LLP) from 1st January 2003. PwC has transferred substantially all its business to PricewaterhouseCoopers LLP, and it is, therefore, proposed that this new firm be appointed to succeed PwC as the Auditors of the Company.

Resolution 4

This resolution relates to the renewal of a general mandate authorizing the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 5

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢5 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 7th March 2003, the latest practicable date prior to the publication of this document, there were no outstanding warrants or options to subscribe for shares. The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Resolution 6

This resolution confirms the power of the Directors to acquire shares in the Company's parent company, Jardine Matheson, subject to the limits set out in that company's own share repurchase mandate.

Note:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda

www.jardines.com